UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14F-1

Information Statement Pursuant to Section 14(f) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

July 30, 2008

Commission File Number: 000-50494

               MONEY4GOLD HOLDINGS, INC.
(Name of Small Business Issuer in its charter)

Delaware	98-0412432
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer I.D. No.)

595 South Federal Highway, Suite 600 Boca Raton, Florida, 33432 72211
(Address of principal executive offices and Zip Code)

561-544-2447
(Registrant's telephone number, including area code)

Information Statement Pursuant to Section 14(F) of the Securities
Exchange Act of 1934 and Rule 14f-1 promulgated thereunder

MONEY4GOLD HOLDINGS, INC.

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES EXCHANGE ACT OF 1934 AND RULE 14F-1 THEREUNDER

MONEY4GOLD HOLDINGS, INC. IS NOT SOLICITING PROXIES IN CONNECTION WITH THE MATTERS DESCRIBED IN THIS INFORMATION STATEMENT.  NO VOTE OR OTHER ACTION BY STOCKHOLDERS OF MONEY4GOLD HOLDINGS, INC. IS REQUIRED TO BE TAKEN IN CONNECTION WITH THIS INFORMATION STATEMENT.

GENERAL

This Information Statement is being mailed on or about July 30, 2008, to the holders of shares of common stock, par value $0.001 (the “Common Stock”) of Money4Gold Holdings, Inc., a Delaware corporation (“M4G Holdings” or the “Company”), as of July 23, 2008.  You are receiving this Information Statement in connection with the appointment of persons designated by the majority of the Company’s Board of Directors (the “Board”) to fill seats on the Company’s Board.  The resignation of the existing directors, and the appointment of new directors, will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.

On July 23, 2008, the Company entered into a Share Exchange Agreement (the “Agreement”) with Money4Gold, Inc., a Delaware corporation (“Money4Gold”), which resulted in a change of the Company’s management, Board of Directors, and ownership.

Pursuant to the terms of the Agreement, effective on July 23, 2008 (the “Closing Date”), the following occurred:

•
M4G Holdings issued to the Money4Gold Shareholders, their affiliates or assigns, 52,350,002 shares of Common Stock to the Class A Common Stock shareholders and 14,100,000 shares of Preferred Stock to the Class B Common Stock shareholders.

•	The former officers and directors cancelled a total of 74,994,315 shares of Money4Gold Holdings common stock.
•
The shares of M4G Holdings’ common stock being exchanged represent approximately 76% of the total M4G Holdings Common Stock and the shares of M4G Holdings’ preferred stock being exchanged represent 100% of the M4G Holdings Preferred Stock.

•	Under the Agreement, at Closing, Gary Moore and Don Bratcher resigned as directors of M4G Holdings;
•	Under the Agreement, at Closing, Gary Moore, Don Bratcher and Dick Torti resigned from their respective positions as officers of M4G Holdings;
•
Under the Agreement, at Closing, Daniel Brauser, Hakan Koyuncu, Scott Frohman, and Jason Rubin were appointed as members of the Board of Directors of M4G Holdings, effectuating a change in a majority of M4G Holdings’ Board of Directors.

•	Under the Agreement, at Closing, Hakan Koyuncu and Daniel Brauser were appointed as officers of M4G Holdings as of the Closing Date.

You are urged to read this Information Statement carefully.
You are not, however, required to take any action.

VOTING SECURITIES AND PRINCIPAL HOLDERS THEREOF

Voting Securities of the Company

As of the close of business on July 22, 2008, there were 91,679,010 shares of M4G Holdings common stock issued and outstanding.  After the Closing of the transactions under the Agreement, there will be 69,034,695 shares of M4G Holdings common stock issued and outstanding.  The outstanding common stock of M4G Holdings is held of record by approximately 38 shareholders.  Each share of M4G Holdings common stock entitles the holder thereof to one vote on each matter which may come before a meeting of the shareholders.

Security Ownership of Certain Beneficial Owners and Management

 Pre-Closing

The following table sets forth certain information regarding our common stock beneficially owned, prior to the closing of the Exchange Agreement, for (i) each shareholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each of our officers and directors, and (iii) all executive officers and directors as a group. In general, a person is deemed to be a "beneficial owner" of a security if that person has or shares the power to vote or direct the voting of such security, or the power to dispose or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which the person has the right to acquire beneficial ownership within 60 days. To the best of our knowledge, all persons named have sole voting and investment power with respect to such shares, except as otherwise noted. Except as set forth in this Information Statement, there are not any pending or anticipated arrangements that may cause a change in control.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)

Common Stock	Gary Moore	37,807,051	41.2%
Common Stock	Richard Torti	37,187,264	40.6%

Officers and Directors As a Group		75,994,315	81.8%

(1) The percent of class is based on 91,679,010 shares of common stock issued and outstanding as of July 22, 2008.

Post-Closing

The following table sets forth certain information regarding our common stock beneficially owned on July 23, 2008, for (i) each stockholder known to be the beneficial owner of 5% or more of our outstanding common stock, (ii) each executive officer and director, and (iii) all executive officers and directors as a group, after the closing of the Exchange Agreement and Financing.

Title of Class	Name and Address of Beneficial Owner	Amount and Nature of Beneficial Owner	Percent of Class(1)

Common Stock	Daniel Brauser, President, COO, CFO, Director	9,500,001	13.8%
Common Stock	Hakan Koyuncu CEO and Director	15,000,001	21.7%
Common Stock	Scott Frohman Director	5,650,000	8.2%
Common Stock	Republic Metals Corporation	10,000,000	14.5%

Officers and Directors As a Group (3)		30,150,002	43.7%

(1) Based on 69,034,695 shares of common stock outstanding after the closing of the Exchange Agreement.

Changes in Control

On July 23, 2008 the Company entered into a Share Exchange Agreement (the “Agreement”) with Money4Gold, Inc., a Delaware corporation (“Money4Gold”), which resulted in a change of the Company’s management, Board of Directors, and ownership.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers

The following table sets forth the names and ages of the current and incoming directors and executive officers of the Company, the principal offices and positions with the Company held by each person and the date such person became a director or executive officer of the Company.  The executive officers of the Company are elected annually by the Board of Directors.  The directors serve one-year terms until their successors are elected.  The executive officers serve terms of one year or until their death, resignation or removal by the Board of Directors.  Unless described below, there are no family relationships among any of the directors and officers.

Name	Age	Position(s)
Gary Moore (1) Donald Bratcher (1) Richard Torti (1)	54 56 54	Director, President, and CEO Director, Vice President and CFO Vice President
Hakan Koyuncu (2) Scott Frohman (2) Daniel Brauser (3) Jason Rubin (2)	33 40 27 25	Director and CEO Director Director, President, CFO, and COO Director

(1)	Resignation will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.
(2)	Appointment will be effective ten (10) days following the mailing of this Information Statement to the Company’s shareholders.
(3)	Daniel Brauser was appointed as our President, Chief Financial Officer, Chief Operating Officer, and Director on July 23, 2008.

HAKAN KOYUNCU is the Company’s incoming Chief Executive Officer and Vice Chairman of the Board. Mr. Koyuncu, is the co-founder and CEO of Leadcreations.com, LLC, an internet marketing and online lead generation company with a focus on technology and innovative strategy.  A native of Turkey, Mr. Koyuncu immigrated to the United States in 1992 to pursue his Bachelors in Business Administration. Upon graduating with a concentration in marketing, he became the Director of Online Marketing for Tel3, a prepaid long distance phone service company. He quickly grew Tel3's subscriber base to over 35,000 users which enabled the company to become one of the nation's largest prepaid telecommunications platforms. While there, he segregated the company's online marketing efforts into a separate division that eventually spun off into its own company, Inmar, LLC. Recognizing the growing niche of Internet marketing and what it had done for Tel3, Mr. Koyuncu, through Inmar, applied the successful online marketing strategies developed for that business to others, thereby transforming a marketing department into its own thriving business. LeadCreations.com, LLC was founded by Mr. Koyuncu in 2003 as yet another spin off of a business model derived from Inmar’s online marketing business. Today it is one of the leading internet-based lead generation firms. LeadCreations developed its own proprietary technology platform that brings online publishers and advertisers together and tracks and reports campaign performance. Mr. Koyuncu’s business acumen extended outside of the United State when in 2005 he started one of Turkey's first independent telecommunications companies, Unitel Telecom, which was acquired by another telecom company within two years. The core philosophy of each company pioneered by Mr. Koyuncu, which have all reached multi-million dollar annual revenues under his direction, is to acquire as much specialized knowledge of each market and then apply the best technology and most innovative strategy to conquer it.

SCOTT FROHMAN is the Company’s incoming Chairman of the Board.  Mr. Frohman joined Marlin Capital Partners in December 2006. Along with his involvement in Marlin Capital Partners, Mr. Frohman continues to provide consulting services to multiple early stage development ventures, including; Rapid Refinance, a leading mortgage brokerage firm and EZ Health Systems, a nutritional supplement and enzyme company. Prior to joining Marlin Capital Partners, Mr. Frohman served as the Chief Executive Officer of Health Benefits Direct. He co-founded Health Benefits Direct and served on the company’s Board of Directors from its inception in February 2004 through December 2006. Mr. Frohman has over a decade of extensive entrepreneurial experience in building and driving professional early stage businesses. His prior experience includes founding and serving as Chief Executive Officer of National Lead Services, Inc., which was acquired by Seisint, Inc. and spun-off as part of eDirect.com which was later acquired by Equifax in 2003.

DANIEL BRAUSER is the Company’s President, Chief Operating Officer, Chief Financial Officer and Director.  Mr. Brauser is a co-founder of Marlin Capital Partners. Shortly after the founding of Marlin Capital Partners in 2004, Mr. Brauser left his full-time position with the company to take on an executive role with Health Benefits Direct (symbol: HBDT.OB) where he served initially as the company’s Chief Financial Officer and later as Senior Vice President. His corporate responsibilities included a variety of business development and strategic initiatives as well as the development and management of the financial and accounting process of HBDC.  In September of 2007, he returned to a full-time role with Marlin Capital Partners and continues to serve in a consulting role for Health Benefits Direct. His prior experience includes financial consulting in the ranks of several highly successful start-up organizations. Prior to his tenure with Health Benefits Direct, Mr. Brauser served as an integral part of the team responsible for the accounting process and procedures for Omnipoint Media, a specialized internet advertising services company. Prior to joining Omnipoint Media, Mr. Brauser consulted as a data analyst and purchasing agent for Seisint, Inc. a leader in database and technology services. Mr. Brauser has a Bachelor of Science in Finance and Accounting from the University of Florida and an MBA from Duke University’s Fuqua School of Business.

JASON RUBIN is the Company’s incoming director. Mr. Rubin currently serves as Vice President and General Counsel for Republic Metals Corporation, one of the three largest precious metals refineries in the United States. Mr. Rubin grew up in the refining business. His father, Richard, was the founder of Republic and from the time he was old enough to push a broom, Jason Rubin worked in the refinery, performing every task possible so that he would gain insight into all aspects of the precious metals business. Today, Mr. Rubin oversees the financing and trading departments, international operations as well as all legal aspects of the business. His 15 years at Republic have enabled him to foster countless relationships in the industry. Mr. Rubin is a graduate of the George Washington University School of Business, where he received his degree in Finance and International Business. He went on to receive a Juris Doctorate from the Nova Southeastern University School of Law.

LEGAL PROCEEDINGS

The Company is not aware of any legal proceedings in which any director, officer, or any owner of record or beneficial owner of more than five percent of any class of voting securities of the Company, or any affiliate of any such director, officer, affiliate of the Company, or security holder, is a party adverse to the Company or has a material interest adverse to the Company.

Compliance with Section 16(a) of the Securities Exchange Act of 1934

Section 16(a) of the Securities Exchange Act of 1934 requires the Company’s directors and executive officers and persons who own more than ten percent of a registered class of the Company’s equity securities to file with the SEC initial reports of ownership and reports of changes in ownership of Common Stock and other equity securities of the Company.  Officers, directors and greater than ten percent shareholders are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms they file.

To the Company’s knowledge, none of the required parties are delinquent in their 16(a) filings.

BOARD OF DIRECTORS’ MEETINGS AND COMMITTEES

Board Meetings

During the fiscal year ended December 31, 2007 the Company’s Board of Directors held one meeting. The Board of Directors has not established any committees.  During fiscal 2007, all directors attended at least 75% of the meetings of the Board of Directors.

Committees of the Board of Directors

The Board of Directors has not established any committees of the Board of Directors.  All matters relating to audit, compensation and nominations are considered and acted upon by the Board of Directors.  Following the Closing, no assurance can be given that our Board of Directors will establish any committees.

Nominee Recommendation Procedures

Our Board of Directors has not established a formal process for stockholders to nominate directors or to send communications to members of the Board of Directors.  As of the date of this filing, our Board of Directors has never received any nominations from stockholders.  Any stockholder may send a communication or nomination to any member of the Board of Directors to our address at 595 South Federal Highway, Suite 600, Boca Raton, Florida, 33432, Attn: Chief Executive Officer. If we receive a communication, it will be forwarded to the relevant member of our Board of Directors, and if we receive a director nomination, it will be forwarded to the entire Board of Directors.

EXECUTIVE COMPENSATION

Compensation of Executive Officers

The following summary compensation table sets forth all compensation awarded to, earned by, or paid to the named executive officers paid by us during the fiscal years ended December 31, 2007, 2006 and 2005 in all capacities for the accounts of our executives, including the Chief Executive Officer (CEO) and Chief Financial Officer (CFO):

SUMMARY COMPENSATION TABLE

Name and Principal Position	Year	Salary ($)	Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Non-Qualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Totals ($)

Gary Moore,	2007	$0	0	0	0	0	0	0	$0
President, CEO	2006	$0	0	0	0	0	0	0	$0
	2005	$0	0	0	0	0	0	0	$0

Don Bratcher	2007	$0	0	0	0	0	0	0	$0
CFO,
Vice President, Director	2006	$0	0	0	0	0	0	0	$0
	2005	$0	0	0	0	0	0	0	$0

Dick Torti	2007	$0	0	0	0	0	0	0	$0
Vice President	2006	$0	0	0	0	0	0	0	$0
	2005	$0	0	0	0	0	0	0	$0

Outstanding Equity Awards at Fiscal Year-End Table. None.

Employment and Consulting Agreements

On July 15, 2008, we entered into a two year Employment Agreement with Hakan Koyuncu to serve as our Chief Executive Officer. The Agreement provides for salary of One Hundred Seventy Five Thousand Dollars ($175,000) per annum, for the first 6 months following the date of this agreement, the sum of Two Hundred Thousand Dollars ($200,000) per annum, for the next 6 months, the sum of Two Hundred and Twenty Five Thousand ($225,000) for the remainder of the Term.

On July 15, 2008, we entered into a two year Employment Agreement with Daniel Brauser to serve as our President, Chief Operating Officer and Chief Financial Officer. The Agreement provides for salary of One Hundred Seventy Five Thousand Dollars ($175,000) per annum, for the first 6 months following the date of this agreement, the sum of Two Hundred Thousand Dollars ($200,000) per annum, for the next 6 months, the sum of Two Hundred and Twenty Five Thousand ($225,000) for the remainder of the Term.

Compensation of Directors

For the fiscal year ended December 31, 2007, we did not compensate our directors for their services.

IN WITNESS WHEREOF, the undersigned have executed this written consent effective as of the date first above written.

MONEY4GOLD HOLDINGS, INC.

DANIEL BRAUSER
President, CFO, COO and Director